Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of disclosure letters that PLDT Inc. (the “Company”) filed with the Philippine Stock Exchange, Inc. (the “PSE”), the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation in response to the letter from the PSE dated February 26, 2024 requesting the Company to clarify information and/or to provide relevant information in relation to the news article entitled “Biz Buzz: Why SkyCable sale to PLDT collapsed” as posted in Inquirer.net on February 25, 2024.

February 26, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Gentlemen:

We refer to the letter of the PSE dated February 26, 2024 requesting PLDT Inc. (“PLDT”) to clarify information and/or to provide relevant information in relation to the news article entitled “Biz Buzz: Why SkyCable sale to PLDT collapsed” as posted in Inquirer.net on February 25, 2024.

The news article states, in part, that:

“More than a year of meticulous preparations and negotiations dissipated into thin air.

This is the likely sentiment of the executives, government regulators, lawyers and financial advisers who dedicated a part of their lives working on the P6.75 billion sale of the Lopez family’s Sky Cable, majority owned by ABS-CBN Corp., to telecommunications giant PLDT Inc.

The parties were all waiting for the critical nod from the Philippine Competition Commission. This was finally granted last month and then the unthinkable happened: the deal imploded, with the termination announced through a brief public disclosure.

. . . .

Behind the scenes, sources told Biz Buzz the abrupt decision to end the deal stemmed from PLDT, which wanted to include new conditions late in the negotiations and sought to reduce the payment amount.

And by reduce, we’re told the final amount was much smaller than the original offer.

One source said PLDT’s top brass decided there was little value in paying for aging technology, although we wonder why this was not determined earlier in the due diligence process.

The deal was signed a year ago in March. But such agreements are usually hashed out several months prior. Readers with sharp memories will recall this was a period that coincided with PLDT’s massive budget overrun controversy, triggering management changes and stricter controls at the telco giant.

. . . .”

We wish to clarify that the parties mutually decided not to proceed with PLDT’s proposed acquisition of the broadband business of Sky Cable Corporation (the “Proposed Transaction”) due to the non-fulfillment of certain closing conditions, which compelled the parties to revisit the commercial terms of the Proposed Transaction. Since the parties were unable to agree on the revisions to the commercial terms, the parties mutually decided not to proceed with the Proposed Transaction.

We trust that the foregoing explanation clarifies matters.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

February 27, 2024

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Mr. Antonino A. Nakpil

President and Chief Executive Officer

Gentlemen:

We furnish you with a copy of our letter dated February 26, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “Biz Buzz: Why SkyCable sale to PLDT collapsed” as posted in Inquirer.net on February 25, 2024.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,392 As of January 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	February 27, 2024
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793-00000

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

Attached herewith is a copy of our letter dated February 26, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “Biz Buzz: Why SkyCable sale to PLDT collapsed” as posted in Inquirer.net on February 25, 2024.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 27, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: February 27, 2024